Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD. ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS & YEAR

ENDED DECEMBER 31, 2022

Singapore, February 15, 2023: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its earnings results for the three months and the year ended December 31, 2022.

Financial Highlights for the Three Months Ended December 31, 2022

▪	Revenues of $81.4 million

▪	Gross profit of $23.0 million

▪	Loss for the period from continuing operations and attributable to owners of the Company of $4.6 million, or $0.24 per ordinary share

▪	Adjusted net income of $10.6 million, or $0.56 per ordinary share(1)

▪	Adjusted EBITDA from continuing operations of $32.2 million(1)

▪	Handysize and supramax/ultramax TCE per day of $14,427 and $21,739, respectively(1)

Financial Highlights for the Year Ended December 31, 2022

▪	Revenues of $460.5 million

▪	Gross profit of $166.8 million

▪	Profit for the year from continuing operations and attributable to owners of the Company of $103.4 million, or $5.45 per ordinary share

▪	Adjusted net income of $121.1 million, or $6.39 per ordinary share(1)

▪	Adjusted EBITDA from continuing operations of $204.0 million(1)

▪	Handysize and supramax/ultramax TCE per day of $22,115 and $25,788, respectively(1)

▪	Year-end cash and cash equivalents of $46.6 million and restricted cash of $10.0 million

(1) Adjusted EBITDA, Adjusted net income and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

1

Operational & Corporate Highlights for the Three Months Ended December 31, 2022

▪	On October 11, 2022, we exercised the option to extend the firm charter-in period of the 2020-built supramax bulk carrier, IVS Atsugi, for 12 months at $12,950/day, starting from December 23, 2022.

▪	On October 12, 2022, we announced that we had entered into a Transaction Implementation Agreement (“TIA”), dated as of October 11, 2022, between the Company, Taylor Maritime Investments Limited (“TMI”) and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (“the Offeror”), providing for a voluntary conditional cash offer (“the Offer”) to be made by the Offeror for all of the issued ordinary shares in the capital of the Company. Under the terms of the Offer, shareholders of the Company were entitled to receive the offer price of US$21.00 in cash for each Share tendered in the Offer. Under the terms of the Implementation Agreement, subject to the conditions to the Offer being satisfied (or, to the extent permitted, waived) as of the expiration time of the Offer, the Company agreed to declare and pay a special dividend of US$5.00 per Share (“Special Dividend”) to shareholders of record as of November 25, 2022.

▪	On November 29, 2022, the initial Offer made by the Offeror on October 28, 2022, expired. All shares that were validly tendered were accepted for payment, following which TMI owned approximately 73.78% of the shares of the Company. A subsequent offer period began immediately thereafter and expired on December 19, 2022. On expiration of the subsequent and final offer period, TMI held approximately 83.23% of the outstanding shares of the Company.

▪	On December 5, 2022, in accordance with the terms of the TIA and further to the conditional dividend declaration made on October 28, 2022, we instructed our transfer agents to pay and distribute a special dividend of $5 per share to each holder of shares as of November 25, 2022.

▪	On December 8, 2022, we announced that effective from December 6, 2022, Mr. Michael John Hankinson and Mr. Murray Paul Grindrod had retired as Directors of the Company in accordance with the terms of the TIA. Mr. Hankinson accordingly relinquished his positions as Chairman of the Board, member of the Audit and Risk Committee (“ARC”) and member of the Compensation and Nomination Committee (“CNC”). In conjunction with these departures and the appointment of Mr. Hankinson’s and Mr. Grindrod’s replacements, the Board was also expanded by the appointment of three further Directors. This resulted in a total of five new appointments, namely Dr. Kurt Klemme, Ms. Rebecca Brosnan, Mr. Charles Maltby and Mr. Cullen Schaar as independent, Non-Executive Directors of the Company; and Mr. Edward Buttery as non-independent, Non-Executive Director, each to hold office with effect from December 6, 2022. Mr. Quah Ban Huat relinquished his position on the CNC but remains the Chairman of the ARC. Mr. John Herholdt relinquished his position on the ARC but remains as Chairman of the CNC.

▪	On December 16, 2022, we announced that effective from December 14, 2022, the Board had agreed to expand itself by one additional director and had appointed Mr. Alan Hatton as an independent, Non-Executive Director of the Company to fill the position. The Board currently consists of a total of ten members, including seven independent directors.

▪	On December 22, 2022, we entered into a contract to sell the 2015-built ultramax bulk carrier, IVS Hirono, for $23.75 million (before costs) with delivery to her new owners planned on or about March 31, 2023.

▪	On December 29, 2022, we extended the short-term charter-in on the 2021-built ultramax bulk carrier, Aries Karin, for a period of 24 months with one 1-year option to extend. The vessel was previously chartered-in by the Company on a short-term basis and entered the new contract in direct continuation from her previous charter. Due to the length of the new charter-in period, Aries Karin is now part of the long-term charter-in fleet of the Company.

Recent Developments

▪	On February 15, 2023, the Company’s Board of Directors declared an interim quarterly cash dividend of $0.03 per ordinary share, payable on or about March 17, 2023, to all shareholders of record as of March 10, 2023 (the “Record Date”). As of February 15, 2023, there were 19,472,008 common shares of the Company outstanding.

In view of the Record Date of March 10, 2023, shareholders may not reposition shares between the JSE and the U.S. Register during the period from March 8, 2023, at 9.00 a.m. (South African time) until March 13, 2023, at 9.00 a.m. (South African time).

▪	As of February 10, 2023, we have contracted the following TCE per day for the first quarter of 2023 (1):

-	Handysize: approximately 1,035 operating days(2) at an average TCE per day of approximately $9,888

-	Supramax/ultramax: approximately 1,127 operating days(2) at an average TCE per day of approximately $11,897

▪	As of February 10, 2023, the average long-term charter-in costs per day for the supramax/ultramax fleet for the first quarter of 2023 is expected to be approximately $14,593/day.(3)

(1) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(3) Long-term charter-in costs is defined as the lease payments, including interest, relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

2

CEO Commentary

Stephen Griffiths, the Interim Chief Executive Officer and Chief Financial Officer of Grindrod Shipping, commented:

“The fourth quarter of 2022 marked a significant milestone for Grindrod Shipping as TMI launched its voluntary tender offer for all of the ordinary shares of the Company, reaching over 83% ownership at the closing of the Offer. The transaction brought to a successful conclusion a year-long process of the Grindrod Shipping Board evaluating strategic alternatives for the Company and its shareholders. In conjunction with the closing of the transaction, we also welcomed six talented and experienced new members to our enlarged Board of Directors and believe the Company is well positioned for the future.

From a financial perspective, 2022 represented another stellar year with net profits in excess of $100 million for the second year in a row. The fourth quarter on the other hand reflected the progressive weakening of the drybulk markets into the close of the year and was further impacted by certain nonrecurring cash and non-cash expenses associated with the tender offer. As a result of the weaker markets and the special dividend already paid in fourth quarter, the Board elected to declare a base quarterly dividend of $0.03 per share for the fourth quarter. Together with the special dividend and previous quarterly dividends in the first half of the year, the Company will have paid a total of $6.34 per share in dividends with respect to 2022.

As we look forward, the Company will be prioritizing net debt reduction and liquidity flexibility, particularly as the seasonally weaker first quarter has not rebounded materially after the conclusion of the Lunar New Year holidays in Asia. As already recently disclosed, we have committed to reduce our leverage, which may include further ship sales. We are also keenly evaluating ways to create better economies of scale and operating margins for the benefit of all of GSH’s shareholders by optimizing the integration of our businesses and operations.”

3

Unaudited Results for the Three Months Ended December 31, 2022 and 2021

Continuing Operations

Revenue was $81.4 million for the three months ended December 31, 2022 and $142.5 million for the three months ended December 31, 2021. Vessel revenue was $81.2 million for the three months ended December 31, 2022 and $142.3 million for the three months ended December 31, 2021. Revenue decreased due to weakening market conditions in the drybulk business and a reduction in short-term operating days due to the redelivery of the short-term vessels that were chartered-in during a weaker market and were not extended due to reduced demand for drybulk tonnage brought about by a global slowdown in GDP growth, high interest rates and continued shutdowns in China.

Our handysize total revenue and supramax/ultramax total revenue was $27.5 million and $53.9 million, respectively, for the three months ended December 31, 2022, and $50.6 million and $90.5 million, respectively, for the three months ended December 31, 2021. Handysize vessel revenue and supramax/ultramax vessel revenue was $27.4 million and $53.8 million, respectively, for the three months ended December 31, 2022, and $50.5 million and $90.5 million, respectively, for the three months ended December 31, 2021. The results for the three months ended December 31, 2022 were negatively impacted by lower TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the weaker spot markets in these segments which were additionally impacted by a reduction in short-term operating days.

Handysize TCE per day was $14,427 per day for the three months ended December 31, 2022 and $28,842 per day for the three months ended December 31, 2021. Supramax/ultramax TCE per day was $21,739 per day for the three months ended December 31, 2022 and $30,089 per day for the three months ended December 31, 2021.

Cost of sales was $58.4 million for the three months ended December 31, 2022 and $75.7 million for the three months ended December 31, 2021. The decrease was primarily due to the decrease in short-term operating days for supramax/ultramax resulting in decreased voyage expenses and short-term charter hire expenses.

Our handysize segment and supramax/ultramax segment cost of sales was $22.4 million and $36.8 million, respectively, for the three months ended December 31, 2022 and $21.2 million and $54.8 million, respectively, for the three months ended December 31, 2021.

Handysize voyage expenses and supramax/ultramax voyage expenses were $8.2 million and $13.1 million, respectively, for the three months ended December 31, 2022 and $6.5 million and $21.2 million, respectively, for the three months ended December 31, 2021. Handysize charter hire and supramax/ultramax charter hire were $0.5 million and $6.3 million, respectively, for the three months ended December 31, 2022 and $3.2 million and $18.1 million, respectively, for the three months ended December 31, 2021. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $8.7 million and $5.0 million, respectively, for the three months ended December 31, 2022, and $8.0 million and $4.3 million, respectively, for the three months ended December 31, 2021. Handysize vessel operating costs per day were $6,289 per day for the three months ended December 31, 2022 and $5,767 per day for the three months ended December 31, 2021. Vessel operating costs per day were higher in the handysize drybulk carrier segment for the three months ended December 31, 2022 in comparison to the three months ended December 31, 2021 due to increased repairs on certain of the older vessels. Supramax/ultramax vessel operating costs per day were $5,414 per day for the three months ended December 31, 2022 and $5,168 per day for the three months ended December 31, 2021. Vessel operating costs per day increased for the three months ended December 31, 2022 in comparison to the three months ended December 31, 2021 due to increased stores and spares purchased for a vessel that entered the fleet in the third quarter of 2022.

The long-term charter-in cost per day for our supramax/ultramax fleet was $15,224 per day during the three months ended December 31, 2022 and $12,912 per day for the three months ended December 31, 2021. The increase is primarily due to the extension of a charter agreement at a higher rate in May 2022. During the three months ended December 31, 2022, out of 1,874 operating days in the supramax/ultramax segment, 76.9% were fulfilled with owned/long-term chartered-in vessels and the remaining 23.1% with short-term chartered-in vessels compared to 2,305 operating days in the supramax/ultramax segment, 61.9% were fulfilled with owned/long-term chartered-in vessels and the remaining 38.1% with short-term chartered-in vessels for the three months ended December 31, 2021.

Gross profit was $23.0 million for the three months ended December 31, 2022 and $66.7 million for the three months ended December 31, 2021.

Other operating (expense) income was an expense of $3.5 million for the three months ended December 31, 2022 and income of $0.1 million for the three months ended December 31, 2021. Other operating expense included an impairment on ships of $2.4 million and an impairment on a right of use asset of $1.0 million for the three months ended December 31, 2022.

4

Administrative expense was $19.7 million for the three months ended December 31, 2022 and $11.3 million for the three months ended December 31, 2021. The increase was due to the fees associated with the tender offer to shareholders to purchase their shares of $7.1 million that was completed towards the end of the fourth quarter and the settlement of the forfeitable share plan awards of $4.8 million as part of the transaction agreement which was partially offset by a lower staff incentive accrual.

Interest income was $1.4 million for the three months ended December 31, 2022 and $0.1 million for the three months ended December 31, 2021.

Interest expense was $5.3 million for the three months ended December 31, 2022 and $2.8 million for the three months ended December 31, 2021. The increase is primarily due to the increase in interest rates.

Income tax (expense) benefit was an expense of $0.4 million for the three months ended December 31, 2022 and a benefit of $0.1 million for the three months ended December 31, 2021.

Loss for the three months ended December 31, 2022 was $4.6 million compared to a profit of $52.9 million for the three months ended December 31, 2021.

Loss attributable to owners of the Company for the three months ended December 31, 2022 was $4.6 million compared to a profit of $52.9 million for the three months ended December 31, 2021.

Continuing and Discontinued Operation

Loss for the three months ended December 31, 2022 was $4.6 million compared to a profit of $52.8 million for the three months ended December 31, 2021.

Loss attributable to owners of the Company for the three months ended December 31, 2022 was $4.6 million compared to a profit of $52.8 million for the three months ended December 31, 2021.

Unaudited Results for the Year Ended December 31, 2022 and 2021

Continuing Operations

Revenue was $460.5 million for the year ended December 31, 2022 and $455.8 million for the year ended December 31, 2021. Vessel revenue was $430.0 million for the year ended December 31, 2022 and $455.3 million for the year ended December 31, 2021. Revenue decreased due to weakening market conditions in the drybulk business mainly in the second half of the year and a reduction in short-term supramax/ultramax operating days which was slightly offset by the sale of a medium range tanker in the first half of 2022 (included in the Other segment under a bareboat charter) compared to no ship sales in continuing operations in 2021.

Our handysize total revenue and supramax/ultramax total revenue was $159.9 million and $268.5 million, respectively, for the year ended December 31, 2022, and $158.2 million and $292.3 million, respectively, for the year ended December 31, 2021. Handysize vessel revenue and supramax/ultramax vessel revenue was $159.5 million and $268.4 million, respectively, for the year ended December 31, 2022, and $157.7 million and $292.2 million, respectively, for the year ended December 31, 2021. The results for the year ended December 31, 2022 were negatively impacted by a reduction in handysize short-term operating days and, to a greater extent, supramax/ultramax short-term operating days, which was partially offset by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segment reflecting the stronger spot markets in these segments mainly in the first half of the year.

Handysize TCE per day was $22,115 per day for the year ended December 31, 2022 and $21,336 per day for the year ended December 31, 2021. Supramax/ultramax TCE per day was $25,788 per day for the year ended December 31, 2022 and $23,608 per day for the year ended December 31, 2021.

Cost of sales was $293.7 million for the year ended December 31, 2022 and $278.9 million for the year ended December 31, 2021. The increase was primarily due to the cost of a ship sold in the first half of 2022 compared to no ship sales in continuing operations for the same period in 2021 which was partially offset by a decrease in short-term operating days across the fleet.

Our handysize segment and supramax/ultramax segment cost of sales was $93.4 million and $172.6 million, respectively, for the year ended December 31, 2022 and $84.2 million and $195.8 million, respectively, for the year ended December 31, 2021.

5

Handysize voyage expenses and supramax/ultramax voyage expenses were $30.7 million and $60.4 million, respectively, for the year ended December 31, 2022 and $27.2 million and $69.6 million, respectively, for the year ended December 31, 2021. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $31.6 million and $18.2 million, respectively, for the year ended December 31, 2022, and $31.0 million and $15.8 million, respectively, for the year ended December 31, 2021. Handysize vessel operating costs per day was $5,776 per day for the year ended December 31, 2022 and $5,670 per day for the year ended December 31, 2021. The increase was primarily due to increased repairs on certain of the older vessels. Supramax/ultramax vessel operating costs per day remained relatively flat at $5,297 per day for the year ended December 31, 2022 and $5,223 per day for the year ended December 31, 2021.

The long-term charter-in costs per day for our supramax/ultramax fleet was $14,299 per day during the year ended December 31, 2022 and $12,742 per day for the year ended December 31, 2021. The primary reason for the increase is the extension of a charter agreement in May 2022 at a higher rate. During the year ended December 31, 2022, out of 8,063 operating days in the supramax/ultramax segment, 70.5% were fulfilled with owned/long-term chartered-in vessels and the remaining 29.5% with short-term chartered-in vessels compared to 9,428 operating days in the supramax/ultramax segment, 59.6 % were fulfilled with owned/long-term chartered-in vessels and the remaining 40.4% with short-term chartered-in vessels for the year ended December 31, 2021.

Gross profit was $166.8 million for the year ended December 31, 2022 and $176.9 million for the year ended December 31, 2021.

Other operating income was $0.3 million for the year ended December 31, 2022 and $3.9 million for the year ended December 31, 2021.

Administrative expense was $48.1 million for the year ended December 31, 2022 and $36.1 million for the year ended December 31, 2021. Administrative expense increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 due to the fees associated with the offer to shareholders to purchase their shares during the current year of $10.3 million and the settlement of the FSP awards as part of the transaction agreement of $4.8 million, which was partially offset by a lower staff incentive accrual.

Interest income was $2.2 million for the year ended December 31, 2022 and $0.2 million for the year ended December 31, 2021.

Interest expense was $17.1 million for the year ended December 31, 2022 and $12.3 million for the year ended December 31, 2021. The increase is primarily due to the increase in interest rates.

Income tax (expense) benefit was an expense of $0.8 million for the year ended December 31, 2022 and a benefit of $0.1 million for the year ended December 31, 2021.

Profit for the year ended December 31, 2022 was $103.4 million and $132.6 million for the year ended December 31, 2021.

Profit attributable to owners of the Company for the year ended December 31, 2022 was $103.4 million and $122.1 million for the year ended December 31, 2021.

Continuing and Discontinued Operation

Profit for the year ended December 31, 2022 was $103.4 million compared to a profit of $129.5 million for the year ended December 31, 2021.

Profit attributable to owners of the Company for year ended December 31, 2022 was $103.4 million compared to $118.9 million for the year ended December 31, 2021.

Net cash flows generated from operating activities was $186.0 million for the year ended December 31, 2022 and $204.9 million for the year ended December 31, 2021. Net cash generated from investing activities was $0.1 million for the year ended December 31, 2022 and $1.1 million for the year ended December 31, 2021. Net cash flows used in financing activities was $243.1 million for the year ended December 31, 2022 and $139.1 million for the year ended December 31, 2021.

As of December 31, 2022, we had cash and equivalents of $46.6 million and restricted cash of $10.0 million.

6

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 32 vessels consisting of 15 handysize drybulk carriers and 17 supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (25 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial(1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial(1)
IVS Kestrel	2014	Japan	32,770	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	IVS Commercial(1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	IVS Handysize Pool
IVS Raffles	2013	China	32,050	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	IVS Handysize Pool
IVS Kinglet(2)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie(2)	2011	Japan	28,240	IVS Handysize Pool
IVS Orchard	2011	China	32,530	IVS Handysize Pool
IVS Knot(2)	2010	Japan	33,140	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix(2)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool
IVS Pinehurst	2015	Philippines(4)	57,810	IVS Supramax Pool

7

Drybulk Carriers — Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter- in Period (6)	Purchase Option Price (Millions)		Type of Employment
Supramax/Ultramax – Eco
Aries Karin(7)	2021	Japan	64,230	2024-25		$-	IVS Supramax Pool
IVS Atsugi(8)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(9)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Hayakita(10)	2016	Japan	60,400	2023-26	$	~21,6	IVS Supramax Pool
IVS Windsor(11)	2016	Japan	60,280	2023-26		$-	IVS Supramax Pool
IVS Crimson Creek(12)	2014	Japan	57,950	2023		$-	IVS Supramax Pool
IVS Naruo(13)	2014	Japan	60,030	2023-24	$	~13.6	IVS Supramax Pool

(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(2)	IVS Knot, IVS Kinglet, IVS Magpie and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021 and IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(3)	IVS Hirono has been contracted for sale and is planned to deliver to the new owners on or about March 31, 2023.

(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(5)	Charter-in rate: The basic payment to the charterer for the use of the vessel under time charter. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current shipping market rates. The rate does not include any additional costs that are specified in the contract such as brokerage costs and victualing costs.

(6)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.

(7)	Chartered-in until Q4 2024 with one one-year option to extend.

(8)	Chartered-in until Q4 2023 with one one-year option to extend. The purchase option is exercisable beginning in Q4 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(9)	Chartered-in until Q3 2023 with one one-year option to extend. The purchase option is exercisable beginning in Q3 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(10)	Chartered-in until Q3 2023 with two one-year options and one nine-month option to extend. The purchase option is exercisable next in Q4 2023 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component but excludes estimated 50/50 profit sharing with vessel owner. The Japanese Yen component has been converted at a rate of 133 Yen to $1.

(11)	Chartered-in until Q3 2023 with two one-year options and one nine-month option to extend.

(12)	Chartered-in for a period of 11 to 13 months commencing May 1, 2022.

(13)	Chartered-in until Q4 2023 with one one-year option to extend. The purchase option is exercisable at any time prior to expiry date, subject to contract terms and conditions. The option includes an estimated Japanese Yen denominated component which has been converted at a rate of 133 Yen to $1.

8

Unaudited Segment Information

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Drybulk Carriers Business
Handysize Segment
Revenue	$27,484	$50,593	$159,934	$158,210
Cost of sales	(22,385)	(21,242)	(93,418)	(84,231)
Gross Profit	5,099	29,351	66,516	73,979
Supramax/Ultramax Segment
Revenue	$53,891	$90,537	$268,463	$292,257
Cost of sales	(36,792)	(54,762)	(172,588)	(195,811)
Gross Profit	17,099	35,775	95,875	96,446

Selected Historical and Statistical Data of Our Operating Fleet

Set forth below are selected historical and statistical data of our operating fleet for the three months ended December 31, 2022 and 2021 and the year ended December 31, 2022 and 2021 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations. This table contains certain information regarding TCE per day and vessel operating costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Drybulk Carriers Business
Handysize Segment
Calendar days(1)	1,403	1,586	6,091	6,375
Available days(2)	1,381	1,565	5,980	6,239
Operating days(3)	1,333	1,525	5,826	6,115
Owned fleet operating days(4)	1,310	1,319	5,210	5,215
Long-term charter-in days(5)	-	-	-	-
Short-term charter-in days(6)	23	206	616	900
Fleet utilization(7)	96.5%	97.4%	97.4%	98.0%
TCE per day(8)	$14,427	$28,842	$22,115	$21,336
Vessel operating costs per day(9)	$6,289	$5,767	$5,776	$5,670
Supramax/Ultramax Segment
Calendar days(1)	1,905	2,350	8,210	9,652
Available days(2)	1,887	2,323	8,143	9,555
Operating days(3)	1,874	2,305	8,063	9,428
Owned fleet operating days(4)	903	802	3,345	2,943
Long-term charter-in days(5)	539	626	2,343	2,674
Short-term charter-in days(6)	432	877	2,375	3,811
Fleet utilization(7)	99.3%	99.2%	99.0%	98.7%
TCE per day(8)	$21,739	$30,089	$25,788	$23,608
Vessel operating costs per day(9)	$5,414	$5,168	$5,297	$5,223

(1)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(2)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(3)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(4)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

9

(5)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(6)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(7)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(8)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(9)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessels operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” below for a discussion of vessel operating costs per day.

10

Unaudited Condensed Consolidated Statement of Financial Position

	31 December 2022	31 December 2021
	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	52,228	107,118
Trade receivables	11,290	8,973
Contract assets	1,313	3,686
Other receivables and prepayments	25,066	22,424
Loans to joint ventures	-	10
Derivative financial instruments	51	5,370
Inventories	15,278	13,909
Total current assets	105,226	161,490

Non-current assets
Restricted cash	4,342	6,649
Ships, property, plant and equipment	407,552	437,479
Right-of-use assets	26,039	32,467
Interest in joint ventures	8	13
Derivative financial instruments	-	611
Intangible assets	186	227
Other receivables and prepayments	860	380
Other investments	3,714	3,730
Deferred tax assets	1,304	2,123
Total non-current assets	444,005	483,679

Total assets	549,231	645,169

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	29,599	33,874
Contract liabilities	4,369	8,441
Due to joint ventures	43	-
Lease liabilities	22,058	27,375
Bank loans and other borrowings	33,330	28,020
Retirement benefit obligation	125	124
Derivative financial instruments	138	704
Provisions	592	1,019
Income tax payable	423	786
Total current liabilities	90,677	100,343

Non-current liabilities
Trade and other payables	140	160
Lease liabilities	4,055	5,896
Bank loans and other borrowings	165,638	217,646
Retirement benefit obligation	1,272	1,489
Total non-current liabilities	171,105	225,191

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(24,686)	(24,068)
Accumulated (losses) profit	(8,548)	23,020
Total equity	287,449	319,635

Total equity and liabilities	549,231	645,169

11

Unaudited Condensed Consolidated Statement of Profit or Loss

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2022	2021	2022	2021
Continuing Operations
Revenue	$81,375	$142,454	$460,460	$455,839
Cost of sales
Voyage expenses	(21,274)	(27,597)	(91,104)	(96,964)
Vessel operating costs	(12,879)	(11,490)	(46,901)	(43,958)
Charter hire costs	(6,777)	(21,245)	(58,926)	(75,381)
Depreciation of ships, drydocking and plant and equipment– owned assets	(7,768)	(6,717)	(30,498)	(25,866)
Depreciation of ships and ship equipment – right-of-use assets	(9,105)	(8,989)	(35,676)	(34,898)
Other (expenses) income	(590)	301	(696)	(1,875)
Cost of ship sale	-	-	(29,897)	-
Gross profit	22,982	66,717	166,762	176,897
Other operating (expenses) income	(3,507)	128	341	3,849
Administrative expense	(19,719)	(11,336)	(48,069)	(36,089)
Share of losses of joint ventures	(2)	(2)	(5)	(31)
Interest income	1,388	78	2,228	201
Interest expense	(5,343)	(2,762)	(17,133)	(12,298)
(Loss) profit before taxation	(4,201)	52,823	104,124	132,529
Income tax (expense) benefit	(381)	59	(757)	118
(Loss) profit for the period from continuing operations	(4,582)	52,882	103,367	132,647

Discontinued operation
Loss for the period from discontinued operation	-	(82)	-	(3,165)
(Loss) profit for the period	(4,582)	52,800	103,367	129,482

(Loss) profit for the period attributable to:
Owners of the Company	(4,582)	52,800	103,367	118,925
Continuing operations	(4,582)	52,882	103,367	122,090
Discontinued operation	-	(82)	-	(3,165)
Non-controlling interests	-	-	-	10,557
	(4,582)	52,800	103,367	129,482

(Loss) profit per share attributable to owners of the Company:
From continuing and discontinued operation
Basic	$(0.24)	$2.79	$5.45	$6.21
Diluted	$(0.24)	$2.66	$5.45	$5.94

From continuing operations
Basic	$(0.24)	$2.79	$5.45	$6.38
Diluted	$(0.24)	$2.67	$5.45	$6.10

12

Unaudited Condensed Consolidated Statement of Cash Flows

For the year ended 31 December	2022	2021
	US$’000	US$’000
Operating activities
Profit for the year	103,367	129,482
Adjustments for:
Share of losses of joint ventures	5	31
(Gain) loss on disposal of ships	(84)	1,115
Loss on disposal of businesses	-	26
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles	(30)	(14)
Gain on disposal of right-of-use assets	(6)	(104)
Depreciation and amortisation	67,275	61,953
Reversal of impairment loss recognised on ships	(1,707)	(3,557)
Impairment loss recognised on goodwill and intangibles	-	965
Impairment loss on net disposal group	-	2,551
Impairment loss recognised (reversed) on right-of-use assets	985	(1,046)
Impairment loss (reversed) recognised on financial assets	(45)	681
Provision for onerous contracts (reversed) recognised	(427)	939
Impairment loss recognised on plant and equipment	-	1
Recognition of share-based payments expense	8,134	3,330
Net foreign exchange gain	(171)	(744)
Interest expense	17,133	12,947
Interest income	(2,228)	(236)
Components of defined benefit costs recognized in profit or loss	159	177
Income tax expense (benefit)	757	(2,831)
Operating cash flows before movements in working capital and ships	193,117	205,666
Inventories	(1,371)	(5,089)
Trade receivables, other receivables and prepayments	(5,556)	(5,361)
Contract assets	2,373	(2,786)
Trade and other payables	(5,515)	6,729
Contract liabilities	(4,072)	3,347
Due to related parties	49	233
Operating cash flows before movement in ships	179,025	202,739
Capital expenditure on ships	(9,306)	(33,455)
Proceeds from disposal of ships	29,509	47,819
Net cash generated from operations	199,228	217,103
Interest paid	(14,553)	(11,623)
Interest received	1,786	236
Income tax paid	(432)	(864)
Net cash flows generated from operating activities	186,029	204,852

Investing activities
Cash transferred in from disposal group	-	60
Repayment of loans and amount due from joint ventures	39	788
Purchase of plant and equipment	(113)	(49)
Purchase of intangible assets	(126)	(6)
Proceeds from disposal of businesses	-	68
Proceeds from disposal of plant and equipment	298	21
Dividends and distributions received from a joint venture	-	184
Net cash generated from investing activities	98	1,066

13

Unaudited Condensed Consolidated Statement of Cash Flows

For the year ended 31 December	2022	2021
	US$’000	US$’000

Financing activities
Long-term interest-bearing debt raised	-	48,031
Payment of principal portion of bank loans and other borrowings	(49,850)	(82,110)
Principal repayments on lease liabilities	(56,930)	(36,040)
Acquisition of non-controlling interest	-	(46,634)
Acquisition of treasury shares	-	(11,876)
Restricted cash	(485)	3,099
Dividends paid	(135,877)	(13,546)
Net cash flows used in financing activities	(243,142)	(139,076)

Net (decrease) increase in cash and cash equivalents	(57,015)	66,842
Cash and cash equivalents at the beginning of the period	104,243	37,942
Effect of exchange rate changes on the balance of cash held in foreign currencies	(667)	(541)
Cash and cash equivalents at the end of the period	46,561	104,243

During the year ended December 31, 2021, cash flows relating to the discontinued operation of the tanker business were cash generated from operating activities of $21,909,000, cash generated by investing activities of $962,000 and cash used in financing activities $25,949,000. There is no discontinued operation during the twelve months ended December 31, 2022.

Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from revenue to TCE revenue for the three month period ended December 31, 2022 and 2021.

	Three months ended December 31,
	2022			2021
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	27,409	(8,178)	19,231	50,490	(6,506)	43,984
Supramax/ultramax	53,834	(13,096)	40,738	90,513	(21,159)	69,354
Other	-			1,324
Other revenue	132			127
Revenue	81,375			142,454

14

Below is a reconciliation from revenue to TCE revenue for the year ended December 31, 2022 and 2021.

	Year ended December 31,
	2022			2021
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	159,524	(30,683)	128,841	157,707	(27,235)	130,472
Supramax/ultramax	268,352	(60,420)	207,932	292,179	(69,600)	222,579
Other	2,082			5,372
Ship sale revenue	29,981			-
Other revenue	521			581
Revenue	460,460			455,839

Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

15

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax benefit (expense), interest income, interest expense, share of profits (losses) of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between (loss) profit for the period from continuing operations to EBITDA from continuing operations and Adjusted EBITDA from continuing operations for the three month period ended December 31, 2022 and 2021 and year ended December 31, 2022 and 2021.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2022	2021	2022	2021
(Loss) profit for the period from continuing operations	$(4,582)	$52,882	$103,367	$132,647
Adjusted for:
Income tax expense (benefit)	381	(59)	757	(118)
Interest income	(1,388)	(78)	(2,228)	(201)
Interest expense	5,343	2,762	17,133	12,298
Share of losses of joint ventures	2	2	5	31
Depreciation and amortization	17,177	15,984	67,275	61,919

EBITDA from continuing operations	16,933	71,493	186,309	206,576

Adjusted for
Impairment loss (reversal of) recognized on ships	2,366	-	(1,707)	(3,557)
Impairment loss recognized on goodwill and intangibles	-	-	-	965
Impairment loss (reversal of) recognized on right-of-use assets	985	-	985	(1,046)
Tender offer and related expenses	7,121	-	10,307	-
Secondary registration and offering related expenses	-	-	-	633
Share based compensation	4,752	1,691	8,134	3,330

Adjusted EBITDA from continuing operations	32,157	73,184	204,028	206,901

16

Adjusted net income and Adjusted Earnings per share

Adjusted net income is defined as Profit for the period attributable to the owners of the Company adjusted for reversal of impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and non-recurring expenditure. Adjusted Earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between (Loss) profit for the period attributable to the owners of the Company for continuing operations to Adjusted net income for continuing operations to for the three month period ended December 31, 2022 and 2021 and year ended December 31, 2022 and 2021.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2022	2021	2022	2021
(Loss) profit for the period attributable to owners of the Company for continuing operations	$(4,582)	$52,882	$103,367	$122,090
Adjusted for:
Impairment loss (reversal of) recognized on ships	2,366	-	(1,707)	(3,557)
Impairment loss recognized on goodwill and intangibles	-	-	-	965
Impairment loss (reversal of) recognized on right-of-use assets	985	-	985	(1,046)
Tender offer and related expenses	7,121	-	10,307	-
Secondary registration and offering related expenses	-	-	-	633
Share based compensation	4,752	1,691	8,134	3,330

Adjusted net income for continuing operations	10,642	54,573	121,086	122,415

Weighted average number of shares on which the profit per share and adjusted earnings per share has been calculated	19,160,608	18,956,127	18,949,972	19,150,787
Effect of dilutive potential ordinary shares	-	861,834	-	861,834
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted adjusted earnings per share	19,160,608	19,817,961	18,949,972	20,012,621

Basic (loss) profit per share for continuing operations	$(0.24)	$2.79	$5.45	$6.38
Diluted (loss) profit per share for continuing operations	(0.24)	2.67	5.45	6.10

Basic adjusted earnings per share for continuing operations	$0.56	$2.88	$6.39	$6.39
Diluted adjusted earnings per share for continuing operations	0.56	2.75	6.39	6.12

17

Headline earnings and Headline earnings per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings per share and diluted Headline earnings per share. Headline earnings per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings for the period represents profit for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between (Loss) profit for the period attributable to owners of the Company to Headline earnings for the three month period ended December 31, 2022 and 2021 and year ended December 31, 2022 and 2021.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars, except per share data)	2022	2021	2022	2021
(Loss) profit for the period attributable to owners of the Company	$(4,582)	$52,800	$103,367	$118,925
Adjusted for:
Impairment loss (reversal of) recognized on ships	2,366	-	(1,707)	(3,557)
Impairment loss (reversal of) recognized on right-of-use assets	985	-	985	(1,046)
Impairment loss recognized on goodwill and intangibles	-	-	-	965
Impairment loss recognised on office equipment, furniture and fittings and motor vehicles	-	1	-	1
Impairment loss on net disposal group	-	-	-	2,551
Loss on disposals of business	-	-	-	26

Headline (loss) earnings	(1,231)	52,801	102,645	117,865

Weighted average number of shares on which the profit per share and headline earnings per share has been calculated	19,160,608	18,956,127	18,949,972	19,150,787
Effect of dilutive potential ordinary shares	-	861,834	-	861,834
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted headline earnings per share	19,160,608	19,817,961	18,949,972	20,012,621

Basic (loss) profit per share	$(0.24)	$2.79	$5.45	$6.21
Diluted (loss) profit per share	(0.24)	2.66	5.45	5.94

Basic headline (loss) earnings per share	$(0.06)	$2.79	$5.42	$6.15
Diluted headline (loss) earnings per share	(0.06)	2.66	5.42	5.89

18

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and tensions between China and Taiwan; fluctuations in interest rates and foreign exchange rates and the changes in the method pursuant to which the London Interbank Offered Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 25, 2022. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:

Stephen Griffiths

Interim CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Paul Lampoutis

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

19